SCHEDULE TO

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 5

to
SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Apogent Technologies Inc.

(Name of Subject Company (Issuer))

Apogent Technologies Inc., as issuer
(Name of Filing Person (identifying status as offeror, issuer or other person))

Floating Rate Senior Convertible Contingent Debt Securities due 2033
(Title of Class of Securities)

03760AAJ0
(CUSIP Number of Class of Securities)

Michael K. Bresson
Executive Vice President – Administration, General Counsel and Secretary
Apogent Technologies Inc.
30 Penhallow Street
Portsmouth, New Hampshire 03801
(603) 433-6131
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of the filing person)

Copy to:

Bruce C. Davidson, Esq. Joseph D. Masterson, Esq. Quarles & Brady LLP 411 East Wisconsin Avenue Milwaukee, Wisconsin 53202 (414) 277-5000

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**

$345,000,000	$43,711.50

*Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the exchange of $345,000,000 principal amount of Apogent Technologies Inc.’s Floating Rate Senior Convertible Contingent Debt Securities due 2033 for Apogent Technologies Inc.’s Floating Rate Convertible Senior Debentures due 2033.

**Registration fee previously paid in connection with the Apogent’s Registration Statement on Form S-4 filed May 24, 2004.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$43,711.50
Form or Registration No.:	Form S-4
Date Filed:	May 24, 2004
Filing Party:	Apogent Technologies Inc. (issuer)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 5 to Tender Offer Statement on Schedule TO amends and restates in its entirety the Tender Offer Statement on Schedule TO originally filed on May 24, 2004 and amended by Amendment No. 1, Amendment No. 2, and Amendment No. 3 and Amendment No. 4 thereto filed on June 1, 2004, July 2, 2004, July 14, 2004 and July 27, 2004, respectively (as so amended, the “Schedule TO”). This Schedule TO is being filed by Apogent Technologies Inc. (“Apogent”), a Wisconsin corporation, pursuant to Section 13(e) of the Securities Exchange Act of 1934 in connection with its offer to exchange (the “Exchange Offer”) up to $345,000,000 principal amount of Apogent’s Floating Rate Senior Convertible Contingent Debt Securities due 2033 (the “Old Floating Rate CODES”) for up to $345,000,000 principal amount of Floating Rate Convertible Senior Debentures due 2033 (the “New Floating Rate Debentures”), upon the terms and subject to the conditions set forth in the preliminary prospectus forming a part of the Registration Statement on Form S-4 (File No. 333-115781) relating to the Exchange Offer for the Old Floating Rate CODES, as filed with the Securities and Exchange Commission on May 24, 2004, and amended by Amendment No. 1 to such Registration Statement filed on June 1, 2004, Amendment No. 2 to such Registration Statement filed on July 13, 2004, Amendment No. 3 to such Registration Statement filed on July 27, 2004 and Amendment No. 4 to such Registration Statement filed as of the date hereof (as so amended, the “Registration Statement”), which preliminary prospectus is filed as Exhibit (a)(1)(O) hereto. The Registration Statement also registers both the shares of common stock par value $0.01 per share (the “Fisher Common Stock”) of Fisher Scientific International Inc. (“Fisher”) into which the New Floating Rate Debentures may be converted upon the occurrence of certain events, and the future guarantee of the New Floating Rate Debentures by Fisher.

     We note that with respect to the Exchange Offer by Apogent which is the subject of this Schedule TO, Fisher may be deemed to be a third-party offeror within the meaning of Rule 14d-1(g)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Since the Exchange Offer is expressly conditioned on consummation of a proposed merger (the “Merger”) pursuant to which Apogent will become a wholly-owned subsidiary of Fisher, Apogent does not believe that Fisher should be deemed to be a third-party offeror within the meaning of Rule 14d-1. Nonetheless, Fisher is filing a separate Tender Offer Statement on Schedule TO pursuant to Rule 14d-1 under the Exchange Act as of this date.

     All of the information set forth in the Registration Statement and any prospectus supplement or other amendment thereto related to the Exchange Offer hereafter filed by Apogent or Fisher with the Securities and Exchange Commission, is hereby incorporated by reference into this Schedule TO in answer to Items 1 through 11 of this Schedule TO.

Item 1. Summary Term Sheet.

     The information in the Registration Statement under the heading “Prospectus Summary” is incorporated herein by reference.

Item 2. Subject Company Information.

(a)	Name and Address. The issuer of the securities subject to the Exchange Offer is Apogent Technologies Inc., a Wisconsin corporation. Apogent’s executive offices are located at 30 Penhallow Street, Portsmouth, New Hampshire 03801. Apogent’s telephone number is (603) 433-6131.

(b)	Securities. The subject class of securities is Apogent’s Floating Rate Senior Convertible Contingent Debt Securities due 2033. The aggregate principal amount of Old Floating Rate CODES outstanding is $345,000,000. Although the Old Floating Rate CODES are currently convertible into shares of common stock of Apogent, par value $0.01 (the "Apogent Common Stock") upon consummation of the Merger (which is a condition to the Exchange Offer) the Old Floating Rate CODES will become convertible into Fisher Common Stock pursuant to their existing terms. As of July 23, 2004, based on the current conversion value per $1,000 principal amount of the Old Floating Rate CODES, the aggregate outstanding principal amount of Old Floating Rate CODES is convertible into 10,425,900 shares of Apogent Common Stock and, upon consummation of the Merger, would be convertible into 5,838,539 shares of Fisher Common Stock. As of July 23, 2004, the number of shares outstanding of Apogent Common Stock and Fisher Common Stock was 90,138,792 and 64,335,882, respectively.

(c)	Trading Market and Price. The New Floating Rate Debentures will not be listed on any national securities exchange or included in The Nasdaq Stock Market. There is no established trading market for the New Floating Rate Debentures. For Apogent Common Stock and Fisher Common Stock, the information set forth in the Registration Statement under the heading “Comparative Stock Prices and Dividends — Market Prices” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a)	Apogent is the filing person. The business address and telephone number of Apogent are set forth under Item 2(a) of this Schedule TO.

     Pursuant to General Instruction C to Schedule TO, the following persons are the directors and/or executive officers of Apogent:

William H. Binnie	Director
Don H. Davis, Jr.	Director
Christopher L. Doerr	Director

Stephen R. Hardis	Director
R. Jeffrey Harris	Director
Frank H. Jellinek, Jr.	Director, President and Chief Executive Officer
Mary G. Puma	Director
Simon B. Rich	Director
Joe L. Roby	Director
Richard W. Vieser	Director
Kenneth F. Yontz	Director and Chairman of the Board of Directors
Robert V. Ahlgren	Chief Operating Officer
Dennis Brown	Chief Financial Officer and Treasurer
Michael K. Bresson	Executive Vice President – Administration, General Counsel and Secretary
Gary J. Marmontello	Vice President – Human Resources and Assistant Secretary
Michael S. Smith	Vice President – Strategic Initiatives
Peter W. Scheu	Group President, Diagnostics
Mark F. Stuppy	Group President, Clinical Consumables
Dr. Yuh-geng Tsay	Group President, Immunodiagnostics

     The business address and telephone number for all of the above directors and executive officers are c/o Apogent Technologies Inc., 30 Penhallow Street, Portsmouth, New Hampshire 03801 and (603) 433-6131.

     There is neither any person controlling Apogent nor any executive officer or director of any corporation or other person ultimately in control of Apogent.

Item 4. Terms of the Transaction.

(a)	Material Terms.

(1)	Tender Offers.

(i)-(ii)	The information set forth in the Registration Statement under the headings “Prospectus Summary – Summary Terms of the Exchange Offer and Consent Solicitation,” “The Exchange Offer — Terms of the Exchange Offer; Period for Tendering the Old Floating Rate CODES and Delivering Consents,” “The Consent Solicitation” and “Description of the New Floating Rate Debentures” is incorporated herein by reference.

(iii)	The information set forth in the Registration Statement under the headings “Prospectus Summary – Summary Terms of the Exchange Offer and Consent Solicitation — Tenders and Consents; Expiration Time; Withdrawal” and “The Exchange Offer — Terms of the Exchange Offer; Period for Tendering the Old Floating Rate CODES and Delivering Consents” is incorporated herein by reference.

(iv)	Not applicable.

(v)	The information set forth in the Registration Statement under the heading “The Exchange Offer — Terms of the Exchange Offer; Period for Tendering the Old Floating Rate CODES and Delivering Consents” is incorporated herein by reference.

(vi)	The information set forth in the Registration Statement under the heading “The Exchange Offer — Withdrawal Rights” is incorporated herein by reference.

(vii)	The information set forth in the Registration Statement under the heading “The Exchange Offer — Procedures for Tendering Old Floating Rate CODES and Delivering Consents” and “The Exchange Offer — Withdrawal Rights” is incorporated herein by reference.

(viii)	The information set forth in the Registration Statement under the heading “The Exchange Offer — Acceptance of the Old Floating Rate CODES for Exchange; Delivery of the New Floating Rate Debentures” is incorporated herein by reference.

(ix)	Not applicable.

(x)	The information set forth in the Registration Statement under the headings “Prospectus Summary — Summary Description of the New Floating Rate Debentures” and “Description of the New Floating Rate Debentures — Differences between the New Floating Rate Debentures and the Old Floating Rate CODES” is incorporated herein by reference.

(xi)	Not applicable.

(xii)	The information set forth in the Registration Statement under the heading “Material U.S. Federal Income Tax Consequences” is incorporated herein by reference.

(a)(2)	Not applicable.

(b)	Purchases. None of Apogent’s officers, directors or affiliates hold any of the Old Floating Rate CODES and, therefore, no Old Floating Rate CODES will be purchased from any officer, director or affiliate of Apogent in connection with the Exchange Offer.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the Registration Statement under the heading “Prospectus Summary — The Merger” and Exhibit 2.1 to the Registration Statement are incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a)	Purposes. The information set forth in the Registration Statement under the headings “Prospectus Summary — Purpose of the Exchange Offer and Description of the Refinancing Transactions,” “Prospectus Summary — Purpose of Consent Solicitation,” “The Exchange Offer — Terms of the Exchange Offer; Period for Tendering the Old Floating Rate CODES and Delivering Consents” and “Consent Solicitation” is incorporated herein by reference.

(b)	Use of Securities Acquired. The Old Floating Rate CODES acquired in the transaction will be retired.

(c)	Plans. Except as set forth below and/or in the Registration Statement, Apogent is not aware of any plans, proposals or negotiations that would relate to or result in:

(1)	any extraordinary transaction, such as a merger, reorganization or liquidation involving the subject company or any of its subsidiaries. The information set forth in the Registration Statement under the heading “Prospectus Summary – The Merger” is incorporated herein by reference.

(2)	any purchase, sale or transfer of a material amount of assets of the subject company or any of its subsidiaries. None.

(3)	any material change in the present dividend rate or policy, or indebtedness or capitalization of the subject company. The information set forth in the Registration Statement under the headings “Prospectus Summary — The Merger,” “Prospectus Summary — Purpose of Exchange Offer and Description of Refinancing Transactions,” “Prospectus Summary – Purpose of Consent Solicitation” and “Description of the New Floating Rate Debentures” is incorporated herein by reference.

(4)	any change in the present board of directors or management of the subject company. The information set forth in the Registration Statement under the heading “Prospectus Summary – The Merger” and the section of the joint proxy statement/prospectus included in the registration statement on Form S-4 of Fisher Scientific International Inc. (No. 333-114548), as filed with the SEC on May 21, 2004, entitled “The Merger — Interests of Apogent Directors and Officers in the Merger;” which section is incorporated by reference in the Registration Statement, is incorporated herein by reference.

(5)	any other material change in the subject company’s corporate structure or business. The information set forth in the Registration Statement under the heading “Prospectus Summary – The Merger” is incorporated herein by reference.

(6)	any class of equity securities of the subject company to be delisted from a national securities exchange or cease to be authorized or quoted in an automated quotation systems operated by the national securities association. Upon the consummation of the proposed merger between Apogent and Fisher, Apogent’s common stock will be delisted from the New York Stock Exchange.

(7)	any class of equity securities of the subject company becoming eligible for termination of registration under section 12(g)(4) of the Exchange Act. None.

(8)	the suspension of the subject company’s obligation to file reports under Section 15(d) of the Exchange Act. The information set forth in the Registration Statement under the headings “Prospectus Summary — Purpose of Exchange Offer and Description of Refinancing Transactions,” “Prospectus Summary – Purpose of Consent Solicitation” and “Description of the New Floating Rate Debentures” is incorporated herein by reference.

(9)	the acquisition by any person of additional securities of the subject company, or the disposition of securities of the subject company. The information set forth in the Registration Statement under the heading “Prospectus Summary – The Merger” is incorporated herein by reference.

(10)	any changes in the subject company’s charter, bylaws or other governing instruments or other acquisitions that could impede the acquisition of control of the subject company. The information set forth in the Registration Statement under the heading “Prospectus Summary – The Merger” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a)	Source of Funds. The information in the Registration Statement under the heading “Prospectus Summary — Summary Terms of the Exchange Offer and Consent Solicitation” is incorporated herein by reference.

(b)	Conditions. None.

(d)	Borrowed Funds. None.

Item 8. Interest in Securities of the Subject Company.

(a)	Securities Ownership. None of the Old Floating Rate CODES are beneficially owned by directors, officers or affiliates of Apogent or Fisher or any directors or executive officers of affiliates of Apogent or Fisher.

(b)	Securities Transactions. None.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a)	The information in the Registration Statement under the heading “The Exchange Offer — Fees and Expenses” is incorporated herein by reference.

Item 10. Financial Statements.

(a)	(1) The information in Part II, Item 8 of Apogent’s Annual Report on Form 10-K for the fiscal year ended September 30, 2003 is incorporated herein by reference.

(a)	(2) The information in Part I, Item 1 of Apogent’s Quarterly Reports on Form 10-Q for the quarterly periods ended December 31, 2003 and March 31, 2004 is incorporated herein by reference.

(a)	(3) The information in the Registration Statement under the heading “Consolidated Ratio of Earnings to Fixed Charges of Apogent” is incorporated herein by reference.

(a)	(4) The information in the Registration Statement under the heading “Prospectus Summary — Equivalent and Comparative Per Share Information” is incorporated herein by reference.

(c)	The information in the Registration Statement under the heading “Prospectus Summary — Selected Historical Financial Data of Apogent” is incorporated herein by reference.

Item 11. Additional Information.

(a)	Agreements, Regulatory Requirements and Legal Proceedings.

(i)	Not applicable.

(ii)	The only regulatory requirements that must be met are those imposed by applicable securities laws.

(iii)	Not applicable.

(iv)	Not applicable.

(v)	Not applicable.

(b)	Other Material Information. None.

Item 12. Exhibits.

(a)(1)(A) Preliminary prospectus dated July 13, 2004 (incorporated herein by reference to Amendment No. 2 to the Registration Statement).*

(a)(1)(B) Form of Indenture by and among Apogent Technologies Inc., as issuer, Fisher Scientific International Inc. and The Bank of New York, as trustee, relating to the Floating Rate Convertible Senior Debentures (incorporated herein by reference to Exhibit 4.1 to Amendment No. 2 to the Registration Statement).*

(a)(1)(C) Form of Amended Letter of Transmittal dated July 13, 2004 (incorporated herein by reference to Exhibit 99.1 to Amendment No. 2 to the Registration Statement).*

(a)(1)(D) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated July 13, 2004 (incorporated herein by reference to Exhibit 99.2 to Amendment No. 2 to the Registration Statement).*

(a)(1)(E) Form of Letter to Clients dated July 13, 2004 (incorporated herein by reference to Exhibit 99.3 to Amendment No. 2 to the Registration Statement).*

(a)(1)(F) Preliminary prospectus dated May 28, 2004 (incorporated herein by reference to Amendment No. 1 to the Registration Statement).*

(a)(1)(G) Form of Letter of Transmittal dated May 28, 2004 (incorporated herein by reference to Exhibit 99.1 to Amendment No. 1 to the Registration Statement).*

(a)(1)(H) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated May 28, 2004 (incorporated herein by reference to Exhibit 99.2 to Amendment No. 1 to the Registration Statement).*

(a)(1)(I) Form of Letter to Clients dated May 28, 2004 (incorporated herein by reference to Exhibit 99.3 to Amendment No. 1 to the Registration Statement).*

(a)(1)(J) Press Release issued May 24, 2004.*

(a)(1)(K) Press Release issued May 28, 2004.*

(a)(1)(L) Press Release issued July 2, 2004.*

(a)(1)(M) Press Release issued July 13, 2004.*

(a)(1)(N) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit 99.4 to Amendment No. 1 to the Registration Statement).*

(a)(1)(O) Preliminary prospectus dated July 29, 2004 (incorporated by Reference to Amendment No. 4 to the Registration Statement).

(d)(1) Merger Agreement, dated as of March 17, 2004, as amended on April 16, 2004, by and among Fisher, Apogent and Fox Merger Corporation (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC on April 16, 2004).

* Previously filed.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

APOGENT TECHNOLOGIES INC.

By:	/s/ Michael K. Bresson

Name:	Michael K. Bresson
Title:	Executive Vice President — Administration, General Counsel and Secretary

Date: July 29, 2004